UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	31189V 109

1	Names of Reporting Persons
Joshua Harley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,260,150
	6	Shared Voting Power
1,705,304
	7	Sole Dispositive Power
3,260,150
	8	Shared Dispositive Power
1,705,304
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,965,454
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
36.1% (*)
12	Type of Reporting Person (See Instructions)
IN

* Based on 13,762,715 total shares of common stock outstanding as of November 30, 2020 as provided by the Company.

Item 1.

(a)	Name of Issuer:

Fathom Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

211 New Edition Court, Suite 211, Cary, NC 27511

Item 2.

(a)	Name of Person Filing:

Joshua Harley

(b)	Address of Principal Business Office or, if None, Residence:

211 New Edition Court, Suite 211, Cary, NC 27511

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value per share

(e)	CUSIP No.:

31189V 109

Item 3.	Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

4,965,454*

* Includes 1,700,000 shares held by three trusts for which Mr. Harley serves as a trustee, and 5,304 shares held for the benefit of a stepchild.

(b)	Percent of Class:

36.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,260,150

(ii)	Shared power to vote or to direct the vote: 1,705,304

(iii)	Sole power to dispose or to direct the disposition of: 3,260,150

(iv)	Shared power to dispose or to direct the disposition of: 1,705,304

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

/s/ Joshua Harley

Name: Joshua Harley